August 13, 2010

[HCCI Letterhead]

August 13, 2010

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention:  John Cash

Re:          Heritage-Crystal Clean, Inc.
Form 10-K for the Fiscal Year ended January 2, 2010
Form 10-Q for the Fiscal Quarter ended March 27, 2010
File No. 001-33987

Dear Mr. Cash:

The following contains the responses of Heritage-Crystal Clean, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated July 30, 2010, concerning the above-referenced documents.  For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.

SEC Comment 1.   Business; Environmental Compliance/Health and Safety.  We note your disclosure in the last risk factor on page 16.  In future filings, please provide the disclosure required by Item 101(c)(1)(xii).

Response.  In future filings, the Company will provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K if material.

SEC Comment 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations; Liquidity and Capital Resources.   We note your disclosure in the second paragraph of your entry into an amendment to your credit facility on December 14, 2009.  We further note that you filed the agreement as Exhibit 10.1 to a Form 8-K filed on December 18, 2009 but you did not file the corresponding exhibits and schedules.  Please amend the Form 8-K to provide a complete, executed copy of the agreement, including all schedules and exhibits. In future filings, please also file this agreement as an exhibit to your Form 10-K.

Response.  In response to this SEC comment, the Company will re-file with the SEC the Amended and Restated Credit Agreement of the Company, including all schedules and exhibits to the agreement.  At the time the Company files the exhibit, it will request confidential treatment of one exhibit to the Credit Agreement pursuant to the SEC's rules for applications for confidential treatment.  The Company respectfully requests that it re-file the Amended and Restated Credit Agreement with the Company’s next Quarterly Report on Form 10-Q because it believes that filing the exhibit with the Form 10-Q would be more helpful and current disclosure to

August 13, 2010

investors and that an amendment to a Form 8-K from 2009 could confuse investors as to the reason for the filing.

SEC Comment 3.  Financial Statements and Supplementary Data; Consolidated Statements of Operations.  Please revise future annual and quarterly filing to include the loss on disposal of fixed assets – net before the sub-total for operating income as required by ASC 360-10-45-5.

Response.  As requested by the Staff, the Company will revise future annual and quarterly filings to include the loss on disposal of fixed assets – net before the sub-total for operating income as required by ASC 360-10-45-5.

SEC Comment 4.  Note 1 – Organization and Nature of Operations.   You disclosed that industrial real estate and equipment you previously leased were purchased and recorded at cost.  In this regard, please better explain to us your statement that "the underlying leases that are associated with the bulk storage tanks were recorded at fair market value" and tell us the amount you allocated to these leases.  Additionally, please tell us the amounts you generated from leasing these storage tanks during fiscal 2009 and during each of the first two quarters of fiscal 2010, tell us how these amounts are recorded in your financial statements, and tell us how you determined that no related lease disclosures are required.

Response.  The statement stating that the underlying leases for bulk storage tanks were recorded at fair market value should not have been stated as such, and the Company will revise future filings to delete such statement.   The Company does not believe that this statement is necessary given the immaterial amount in question and the other disclosure on the subject that is included in the Form 10-K.  The fair value that the Company allocated to the bulk storage tanks as part of the asset purchase was $377,328, which was recorded as part of Property, Plant and Equipment.  There was no amount assigned to the leases. In fiscal 2009, $127,181 in rental income was generated from leasing these storage tanks and $58,855 and $53,773 was generated in the first and second fiscal quarters of 2010, respectively. These amounts were recorded as lease revenue and combined with sales in our financial statements. The Company believes the lease revenue generated from these short-term month to month leases is immaterial and therefore no separate disclosure was made.

SEC Comment 5.  Note 2 – Summary of Significant Accounting Policies; Revenue Recognition, Sales Tax, Cost of Sales and Operating Costs.  Please revise future filings to clarify, if still accurate, and as noted in your letter dated August 3, 2007 that:

•	you view the recovery and ultimate sale of reuse solvent as a reduction in the net cost of solvent needed to perform the services you provided to customers;

•	reuse solvents are recorded in inventory at net realizable value (which is always less than original cost) when received back from customer sites, with a corresponding reduction in cost of sales; and

August 13, 2010

•	when reuse solvents are ultimately sold to a purchaser, any resulting difference between inventory value and selling price is also recorded in cost of sales.

Additionally, please tell us and revise future filings to disclose the impact of reuse solvents on your results of operations during each period presented.

Response.  In future filings, the Company will provide the disclosures set forth in this comment 5.  The impact of reuse solvent sales on our cost of sales for the periods presented was as follows:

10-K – 2009

2009 = $(0.4) million

2008 = $(2.4) million

2007 = Negligible

10-Q – Q1 2010

Q1 2010 = $0.3 million

Q1 2009 = $(0.9) million

SEC Comment 6.  Note 13—Commitments and Contingencies.  You disclosed that "the Company is not aware of any such item which it expects to have a material adverse affect on its financial position."  Please tell us, and revise future filings to clarify, whether your assessment of materially concerning litigation also extends to your results of operations and cash flows.

Response.  The Company is currently not aware of any investigations, claims or lawsuits which it expects to have a material adverse affect on its financial position, results of operations and cash flows.  The Company’s assessment of materially concerning litigation does extend to the Company’s results of operations and cash flows and the Company will make that assessment more clear in future filings.  The Company may be subject to investigations, claims or lawsuits as a result of operating its business, including matters governed by environmental laws and regulations.  The Company will also update this disclosure in future filings with the SEC.

SEC Comment 7.  Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations; Financial Condition---Liquidity and Capital Resources.   Please revise future filings to discuss how much you intend to spend during the remainder of fiscal 2010 and during the next twelve months to construct the used oil re-refinery and disclose the anticipated source of such funding.  Please see Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

August 13, 2010

Response.   As requested by the Staff, in future filings, the Company will provide the disclosures set forth in this comment 7 using Sections 501.03 and 501.13 of the Financial Reporting Codification as a guide to such disclosure.

SEC Comment 8.   Proxy Statement.  Compensation Discussion and Analysis; Compensation Committee.  We note that Mr. Chalhoub participated in discussions regarding his own compensation only where the compensation committee requested his participation.  In future filings, please provide disclosure discussing such participation.

Response.  As requested by the Staff, in future filings, the Company will provide additional disclosure regarding Mr. Chalhoub’s participation regarding his compensation.

SEC Comment 9.  Proxy Statement.  Compensation Discussion and Analysis; Compensation Committee.    In future filings, to the extent you set different components of compensation based in whole or in part upon benchmarks to a peer group, please disclose those benchmarks as well as where and why actual payouts fell as compared to those parameters.

Response.  As requested by the Staff, in future filings,  to the extent the Company sets different components of compensation based in whole or in part upon benchmarks to a peer group, the Company will disclose those benchmarks as well as where and why actual payouts fell as compared to those parameters.

SEC Comment 10.  Components of Executive Compensation; Cash Bonus.   With respect to the personal objectives for each of the named executive officers, in accordance with Item 402(b)(2)(vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the specific items of individual performance influence the compensation committee's decisions in arriving at specific compensation amounts.  In future filings, please describe the individual goals and performance objectives for each named executive officer. If a named executive officer's personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the committee's decision to award the personal object component of the annual incentive bonus.  Please note that to the extent that the committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure to disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

Response.  In future filings, the Company will describe the individual goals and performance objectives for each named executive officer as set forth in this SEC comment 10.

SEC Comment 11.  Components of Executive Compensation; Cash Bonus.   In future filings, please discuss in greater detail the exercise of discretion in the granting of bonuses.

August 13, 2010

Response.  In future filings, the Company will discuss in greater detail the exercise of discretion in the granting of bonuses and the process used when determining bonuses of executive officers.

SEC Comment 12.  Long-Term Equity Compensation.  For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Response.    In future filings, the Company will provide a substantive analysis and insight with respect to each named executive officer regarding why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

  *  *  *  *

In connection with the Company's response to the Staff's comments, we acknowledge that: (1) The Company is responsible for the adequacy and accuracy of the disclosures in our filings; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (3) The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments.  Please do not hesitate to contact me at (847) 836-5670 with any questions or comments.

Very truly yours,

/s/ Gregory Ray

Gregory Ray
Chief Financial Officer, Vice President, Business Management
and Secretary